Trinity Mirror plc

12g3-2(b)



27 March 2006

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
APR 06 2006
WASH. D.C.
209
SECTION

Attention: File Desk

SUPPL

**Rule 12g3-2(b) Submission for Trinity Mirror plc**
**File Number: 82-3043**

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Josefina Tallqvist

Encs.

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

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Announcement Details

| | |
|---|---|
| **Company Name** | Trinity Mirror PLC |
| **Category** | Holding(s) in Company |
| **Headline** | Holding(s) in Company |
| **Release Instructions** | Immediate Release |
| **Related Company Information** | None |
| **Contact Name** | Lorraine Harris |
| **Contact Telephone No** | 020 7293 3281 |
| **Additional Distribution** | |

Full Announcement Text

AVS: 423845

The Company has today received notification from The Capital Group Companies, Inc. on behalf of its affiliates Capital International, Inc., Capital International S.A., Capital International Limited and Capital Guardian Trust Company that they have non-beneficial interests in 32,428,284 (previously 29,867,084) Trinity Mirror plc Ordinary Shares, representing 11.068% (previously 10.194%) of the issued share capital.

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